EXCELLON

EXCELLON RESOURCES INC.
10 King Street East, Suite 200, Toronto, Ontario M5C 1C3
tel: 416 364-1130
fax: 416 364-6745

April 17, 2020

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Office of the Administrator of the Securities Act, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: Excellon Resources Inc. (the "Corporation" or "Excellon")
Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 – *Continuous Disclosure Obligations ('NI 51-102')*

This report describes the matters voted upon and the outcome of the votes at the special meeting of shareholders of the Corporation held on April 17, 2020. Shareholders of the Corporation were entitled to attend and participate in the meeting in person or by telephone. The matters set out below are described in greater detail in the joint management information circular of the Corporation and Otis Gold Corp. dated March 13, 2020 (the "**Circular**"), which is available on SEDAR (www.sedar.com) under Excellon's issuer profile.

Item Voted Upon	Voting Results	
1. An ordinary resolution, the full text of which is set out in Schedule "A" – *"Resolutions to be Approved at the Excellon Meeting"* to the Circular, to authorize and approve the issuance of up to 44,714,450 common shares of the Corporation (the "**Excellon Shares**") in connection with the proposed plan of arrangement under the provisions of Division 5 of Part 9 of the *Business Corporations Act* (British Columbia) to be completed pursuant to the terms and subject to the conditions of the arrangement agreement dated February 24, 2020 between Excellon and Otis Gold Corp., as more particularly described in the Circular.	***Votes by Ballot***	
	Outcome of Vote	Carried
	Total Votes For (#)	45,299,828
	Votes For (%)	98.39%
	Total Votes Against (#)	743,034
	Votes Against (%)	1.61%

EXCELLON

<table>
<tr><th>Item Voted Upon</th><th colspan="2">Voting Results</th></tr>
<tr><td rowspan="6">2. A special resolution, the full text of which is set out in Schedule "A" – "Resolutions to be Approved at the Excellon Meeting" to the Circular, to approve the consolidation of all of the issued and outstanding Excellon Shares on the basis of a consolidation ratio to be selected by the board of directors of the Corporation, on the basis of a consolidation ratio to be selected by the board of directors of the Corporation in its sole discretion, provided that the consolidation ratio shall be no smaller than one new post-consolidation Excellon Share for each five (5) pre-consolidation Excellon Shares and no larger than one new post-consolidation Excellon Share for each ten (10) pre-consolidation Excellon Shares, as more particularly described in the Circular.</td><td colspan="2">Votes by Ballot</td></tr>
<tr><td>Outcome of Vote</td><td>Carried</td></tr>
<tr><td>Total Votes For (#)</td><td>52,657,083</td></tr>
<tr><td>Votes For (%)</td><td>91.54%</td></tr>
<tr><td>Total Votes Against (#)</td><td>4,864,347</td></tr>
<tr><td>Votes Against (%)</td><td>8.46%</td></tr>
</table>

Yours faithfully,

EXCELLON RESOURCES INC.

"Brendan T. Cahill"

Per: Brendan T. Cahill
President, Chief Executive Officer & Director